UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Southern Union Company

_______________________________________________

(Name of Issuer)

Common Stock

_______________________________________________

(Title of Class of Securities)

844030106

_______________________________________________

(CUSIP Number)

Sandell Asset Management Corp.

40 West 57th Street

26th Floor

New York, NY 10019

Attention : Richard Gashler, General Counsel

212-603-5700

With a Copy to:

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10019

212-756-2000

_______________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2006

_______________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,771,414
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,771,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,771,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,750,714
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,750,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,771,414
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,771,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,771,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,771,414
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,771,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,771,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg Global Select Fund, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 979,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 979,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON CGS, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 979,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 979,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg GS Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 979,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 979,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,750,714
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,750,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Nick Graziano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Jonathan R. Macey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON William I. Tilles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The Schedule 13D filed on June 26, 2006 by Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell, with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Southern Union Company, a Delaware Corporation (the "Issuer"), as reformatted on June 27, 2006 and as amended by Amendment No. 1, is hereby amended as set forth herein by this Amendment No. 2.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following immediately preceding the penultimate paragraph thereof:

On December 11, 2006, the Issuer refused to deliver current stocklist materials to Castlerigg Master Investments, stating instead that it would only deliver at this time a stockholder list prepared nine months ago in advance of the 2006 annual meeting. In response, on December 14, 2006, Castlerigg Master Investments filed a complaint against the Issuer in the Court of Chancery of the State of Delaware in and for New Castle County seeking to compel the Issuer to provide Castlerigg Master Investments with current stocklist materials in accordance with Delaware law. The complaint charges, among other things, that the Issuer's failure to comply with Castlerigg Master Investments' properly-submitted demand for current stocklist materials violates Castlerigg Master Investments' rights as a stockholder under Delaware law and deprives Castlerigg Master Investments of the ability to communicate with other of the Issuer's stockholders regarding the Nominees while the incumbent directors and management are able to do so. A copy of the complaint is attached hereto as Exhibit F and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(c)         There have been no transactions in the shares of Common Stock effected by the Reporting Persons since their last filing on Schedule 13D.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following documents are filed as appendices and exhibits:

Appendix I:	[Reserved]

Appendix II:	Joint Filing Agreement (previously filed)

Appendix III:	Information Regarding the Instruction C Persons (previously filed)

Appendix IV:	Powers of Attorney (previously filed)

Exhibit A :	Letter to Issuer’s Board of Directors dated June 26, 2006 (previously filed)

Exhibit B :	Presentation to Issuer attached to the June 26, 2006 letter (previously filed)

Exhibit C :	Letter to the Issuer’s Board of Directors dated December 4, 2006 (previously filed)

Exhibit D :	Presentation to Issuer attached to the December 4, 2006 letter (previously filed)

Exhibit E :	Complaint for Declaratory and Injunctive Relief dated December 4, 2006 (previously filed)

Exhibit F :	Complaint for Inspection of Stocklist Under 8 Del C. § 220 dated December 14, 2006

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 15, 2006

CASTLERIGG MASTER INVESTMENTS LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG GLOBAL SELECT FUND LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CGS, LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG GS HOLDINGS, LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

/s/ Thomas E. Sandell
Thomas E. Sandell

/s/ Nick Graziano
Nick Graziano

/s/ Jonathan R. Macey
Jonathan R. Macey

/s/ William I. Tilles
William I. Tilles

EXHIBIT F

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

CASTLERIGG MASTER INVESTMENTS, a British Virgin Islands company, Plaintiff, v. SOUTHERN UNION CO., a Delaware corporation, Defendant	) ) ) ) ) ) ) ) ) ) )	Civil Action No. ____________

COMPLAINT FOR INSPECTION OF STOCKLIST UNDER 8 DEL C. § 220

Plaintiff Castlerigg Master Investments, Ltd. (“Castlerigg” or “Plaintiff”), by and through its attorneys, Richards, Layton & Finger, P.A., pleads as and for its Complaint for Inspection of Stocklist under 8 Del. C. § 220 against Defendant Southern Union Co. (“Southern Union” or the “Company”) as follows:

Nature of the Action

1.             This is an action under 8 Del. C. § 220 (“Section 220”) to compel the defendant Company to make current stocklist materials available for inspection by plaintiff Castlerigg in its capacity as a stockholder of the Company.

2.            As described in further detail below, Castlerigg has given notice of its intent to nominate three candidates for election as directors of Southern Union at the upcoming 2007 annual stockholders’ meeting. Castlerigg currently intends to solicit proxies in support of these nominees from other Southern Union stockholders, and to that end seeks to exercise its right under Section 220 to inspect Southern Union’s current stocklist materials.

3.            Southern Union has refused Castlerigg’s demand to inspect the stocklist materials. The Company has stated that it will not satisfy Castlerigg’s demand until Southern Union’s board of directors (the “Board”) schedules the stockholders’ meeting and sets a record date. The Company’s action deprives Castlerigg of the ability to communicate with other stockholders for the purpose of soliciting proxies in support of the outside nominees until the Board acts unilaterally (which may be several months in the future), and gives the incumbent directors an unfair advantage in the impending proxy contest.

The Parties

4.             Plaintiff Castlerigg is an investment fund that, together with several affiliates, beneficially owns 11,750,714 shares of common stock of Southern Union. As the beneficial owner of approximately ten percent of Southern Union’s outstanding stock, Castlerigg is Southern Union’s largest single stockholder. Castlerigg is the record holder of 1,000 shares of common stock of Southern Union.

5.            Defendant Southern Union, a Delaware corporation with its principal place of business in Houston, Texas, is the second-largest natural gas pipeline operator in the United States. Through its subsidiaries, Southern Union owns and operates interstate pipelines that transport natural gas from the Gulf of Mexico, Texas and Oklahoma to major U.S. markets in the Midwest and Great Lakes regions. Additionally, Southern Union has an interest in and operates interstate pipeline companies that transport natural gas from areas in western Texas, Colorado and New Mexico to markets throughout the Southwest and California.

Factual Background

6.            Over the past several years, Southern Union has undergone a transformation from a gas utility to a pipeline company.

7.            Other companies who have similarly transformed themselves over the past several years have consistently outperformed Southern Union, generating multi-year total stockholder returns which are, on average, far superior to Southern Union’s returns over comparable periods.

8.            Over the last seven months, Sandell Asset Management Corp. (“Sandell”), an affiliate of and advisor to Castlerigg, communicated with Southern Union to express its views and to urge Southern Union to take certain steps to maximize value for all stockholders.

9.            Due to the Company’s lack of responsiveness to Plaintiff’s affiliate’s previously expressed concerns, Castlerigg determined to give notice of its intent to nominate a slate of directors that it believes will press the full board to take the necessary steps to maximize the Company’s value for its stockholders.

10.          Southern Union’s bylaws, however, contain a provision that, if valid, requires a stockholder who wishes to nominate candidates for election to the Board to submit the names of the nominees, together with certain other information, no later than 120 calendar days before the anniversary of the Company’s proxy statement for the preceding year’s annual meeting. Because the Company’s proxy statement for the 2006 annual meeting was dated April 5, 2006, the bylaws purport to require that such information be submitted no later than December 6, 2006. The Company’s last annual meeting of stockholders occurred on May 2, 2006.

11.          By letter dated December 4, 2006, Castlerigg gave notice to the Company of its intention to nominate three candidates, Nick Graziano, Jonathan R. Macey and William I. Tilles, for election to the Board in connection with the Company’s upcoming annual meeting of stockholders. At the same time, Castlerigg also filed suit in this Court challenging the advance notice by-law which purports to strip from stockholders the right to nominate candidates for election and to transmute that right into a right to “recommend” candidates for nomination to the incumbent board.

THE DEMAND

12.          Also on December 4, 2006, Castlerigg delivered a demand pursuant to Section 220 (the “Demand”) to Southern Union’s principal place of business in Houston, Texas. A true and correct copy of the demand is submitted herewith as Exhibit A. The Demand, which was made under oath, identified Castlerigg as a record holder of common stock of Southern Union. The Demand in all respects complied with Section 220 as to the form and manner of making a demand for the inspection of a corporation’s stock ledger and list of stockholders.

13.           The Demand identified the following proper purposes for the requested inspection of the stocklist materials:

The purpose of this demand is to enable the Record Holder and certain of its affiliates and other parties to communicate with the Company’s other stockholders on matters relating to their interests as stockholders and to facilitate and support a proxy solicitation of the Company’s stockholders to elect members of the board of directors of the Company and to take the other related actions set forth in the Record Holder’s notice to the Company of even date herewith.

The Demand included a specific undertaking to use the information produced only for the proper purposes stated in the Demand and to maintain the confidentiality of the information produced.

14.          Consistent with Section 220, the Demand sought the opportunity, during usual business hours, to inspect the following stocklist materials of Southern Union, and to make copies or extracts therefrom:

(a)

A complete record or list of the stockholders of the Company, certified by the Company’s transfer agent(s) and/or registrar(s), setting forth the name and address of, and the number, series and class of shares of stock of the Company held by, each stockholder as of the date hereof, and as of any record date established or to be established for the 2007 annual meeting of stockholders of the Company, including any adjournments, postponements, reschedulings or continuations thereof or special meeting that may be called in lieu thereof;

(b)

Relating to the list of stockholders and all other information referred to in paragraph (a), a magnetic computer tape or other electronic medium containing such information, the computer processing data necessary for the Record Holder [i.e., Castlerigg] to make use of such information on magnetic computer tape or other electronic medium and a hard copy printout of such information in order of descending balance for verification purposes;

(c)

All daily transfer sheets showing changes in the names and addresses of the Company’s stockholders and the number, series or class of shares of stock of the Company held by the Company’s stockholders that are in or come into the possession of the Company or its transfer agent(s), or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trusts or their nominees from the date of the stockholder list referred to in paragraph (a);

(d)	Any stop transfer lists or stop lists relating to any shares of stock of the Company and any additions, deletions, changes or corrections made thereto;
(e)

All information in or that comes into the Company’s or its transfer agent(s)’ or registrar(s)’ possession or control or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or their nominees relating to the names and addresses of and number, series and class of shares of stock of the Company held by the participating brokers and banks named in the individual nominee names of Cede & Co. or other similar depositories or nominees, including respondent bank lists, and all omnibus proxies and related respondent bank proxies and listings issued pursuant to Rule 14b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(f)

All information in or that comes into the Company’s possession or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or their nominees relating to the names and addresses of and shares of stock of the Company held by the non-objecting beneficial owners of the stock of the Company pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Exchange Act, on magnetic computer tape or other electronic medium, such computer processing data as is necessary for the Record Holder to make use of such information on magnetic computer tape or other electronic medium, and a hard copy printout of such information in order of descending balance for verification purposes. If such information is not in the Company’s possession, custody or control, such information should be requested from Automatic Data Processing – Investor Communications Services; and

(g)

All lists on computer tapes or other electronic media and the relevant processing data and printouts (as described in paragraph (b) above) containing the name and address of and number, series and class of shares of stock of the Company attributable to any participant in any employee stock ownership plan, employee stock purchase plan or other employee compensation or benefit plan of the Company in which the decision to vote shares of stock of the Company held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan and the method(s) by which the Record Holder or its agents may communicate with each such participant, as well as the name, affiliation and telephone number of the trustee or administrator of each such plan, and a detailed explanation of the treatment not only of shares for which the trustee or administrator receives instructions from participants, but also shares for which either the trustee or administrator does not receive instructions or shares that are outstanding in the plan but are unallocated to any participant.

15.           The Demand thus specifically sought stocklist information as of both the date of the Demand -- December 4, 2006 -- and the record date for the 2007 annual meeting, which (upon information and belief) has not yet been set by the Board. The Demand further sought periodic updates of the stocklist information. The Demand also included an undertaking to pay the Company’s reasonable and documented costs in connection with its production in compliance with Section 220.

SOUTHERN UNION REFUSES THE DEMAND

16.          After 8:00 p.m. on December 11, 2006, the fifth business day after Southern Union received the Demand, the Company sent by facsimile a letter responding to the Demand (the “Response”). A true and correct copy of the Response is submitted herewith as Exhibit B.

17.           The Company did not contend in the Response that the Demand failed to establish that Castlerigg is a stockholder, nor that the Demand in any way failed to comply with the requirements of Section 220 respecting the form and manner of making a demand for inspection of stocklist materials.

18.           The Company’s Response also did not assert that Castlerigg’s purpose in making the Demand was in any way improper.

19.          Despite apparently acknowledging the propriety of Castlerigg’s Demand, the Company refused to comply with its obligations under Section 220 with respect to the Demand in at least three significant respects.

20.          First and most important, the Company has refused to produce stocklist information that is current as of the date of the Demand. The Demand sought stocklist information as of two dates -- the date of the demand (as updated to the date of inspection) and the (as yet undetermined) record date for the 2007 annual meeting -- as well as periodic updates. Even if Southern Union’s undertaking to produce its stocklist materials as of the record date (once the Board selects the meeting date and sets the record date) is sufficient to comply with the Demand as it relates to the stocklist materials as of the future record date, that undertaking does not address Castlerigg’s request to inspect the current stocklist. The Response offers absolutely no valid basis for refusing to produce a current stocklist.

21.          Second, Southern Union has offered to produce at present only “the most recent list of the record stockholders [Southern Union] has in its possession, namely the list of record stockholders obtained for purposes of the Company’s 2006 annual meeting of stockholders held on May 2, 2006.” This offer does not address the problems identified above, for numerous reasons. Given that Southern Union’s common stock is publicly traded, so that a high proportion of its outstanding shares likely are held in street name, the list of record stockholders by itself is of limited utility in allowing Castlerigg to fulfill its stated proper purpose of communicating with other stockholders. The Demand seeks such related items as the Cede breakdown and the NOBO list for precisely this reason, but the Response does not undertake to provide these items. Moreover, the record date for the May 2, 2006, annual meeting was March 20, 2006; accordingly, the proffered list of record stockholders is now almost nine months old and is likely to be hopelessly “stale” and of only limited utility. Since Southern Union is actively traded in the public securities markets, a list which is nine months old is of little or no utility for the purpose of contacting current stockholders. Finally, there is simply no basis for the Company to contend that it does not have access, with no more effort or expense than a few computer key strokes, to a current stocklist.

22.           Third, the Company has declined to produce its stocklist materials for inspection until Castlerigg submits a “representation that Castlerigg will keep the materials confidential and use the information solely for the purpose of communicating with Company stockholders regarding Castlerigg’s solicitation of proxies in favor of certain candidates, identified in its December 4, 2006, letter, for election to the Company’s board of directors.” By imposing this condition, Southern Union rejects the confidentiality undertaking included in the Demand. Moreover, in the event that the Court determines in the companion litigation between the same parties that Southern Union’s by-law is invalid, the Company’s proposed condition would prohibit Castlerigg from using the stocklist information for otherwise permissible purposes, such as soliciting for other candidates or proposals. There is no basis in law or equity for attempting to limit Castlerigg’s use of the stocklist information in this way.

23.           The Company’s Response, in summary, amounts to a refusal to produce the current stocklist despite the utter lack of any assertion that the Demand was improper in any way. The Company’s position -- that it need not produce any meaningful stocklist until the Board schedules the 2007 annual meeting and sets the record date -- deprives Castlerigg of the right to communicate with other stockholders concerning its nomination of three director candidates until the Board unilaterally decides to allow Castlerigg to do so. In light of the incipient proxy contest, there is no basis in law or equity to delay Castlerigg’s ability to contact other stockholders regarding a matter that is unquestionably related to their status as stockholders of Southern Union.

24.          Further, the Company’s bylaws (if valid) required Castlerigg to submit its nominations by no later than December 6, 2006. The Company cannot both require Castlerigg to submit its nominations long in advance of the 2007 annual meeting and deprive Castlerigg of the opportunity to communicate with other stockholders in support of its nominees until a time the Board (which may nominate its own candidates in opposition to those proposed by Castlerigg) unilaterally chooses. By requiring stockholder nominations to be submitted early and by forcing Castlerigg to declare its intentions early, the Company has opened the campaign season for the Board, and the Company now must allow Castlerigg and the nominees whom Castlerigg has proposed to compete on a level playing field. Southern Union’s attempt to deny Castlerigg the ability to communicate with other stockholders, while Southern Union’s management has that ability for themselves, both violates the law and creates an inappropriate balance of equities in the impending proxy contest.

25.           The Company cannot claim credibly that it lacks access to current stocklist materials. The Company’s stock is publicly traded and such materials are readily available to it upon request. This Court has recognized that, even if the stocklist as of a given date does not exist in paper form in a filing cabinet in a corporation’s offices, it is nevertheless within the corporation’s possession, custody or control if it can be created promptly by those in contractual privity with the corporation. The Company should accordingly be required to produce all the materials sought in the Demand, not merely those that were prepared in anticipation of another stockholders’ meeting that took place many months ago.

26.          Finally, although Castlerigg remains prepared to sign an appropriate confidentiality undertaking, and indeed included such an undertaking in its Demand, the Company is not entitled to withhold the stocklist until Castlerigg agrees not to use the stocklist for some of the admittedly proper purposes identified in the Demand. Castlerigg accordingly seeks relief under Section 220 without additional limitation on the permissible uses to which it may put the information it obtains through its inspection of the stocklist.

COUNT I

(Inspection of Stocklist Under 8 Del. C. § 220)

27.           Plaintiff repeats and realleges paragraphs 1-26 of the Complaint as if fully set forth herein.

28.           Plaintiff, a stockholder of record of Southern Union, has delivered a Demand to inspect the stocklist of the Company. Plaintiff has fully complied with the provisions of 8 Del. C. § 220 respecting the form and manner of demanding inspection of Southern Union’s stocklist. Castlerigg has stated a proper purpose for its Demand, proffered an appropriate confidentiality undertaking, and limited its demand to materials that this Court has recognized as falling within the scope of a stocklist demand under 8 Del. C. § 220.

29.          Southern Union has refused to permit the inspection sought as to current stocklist materials, has offered only an outdated and largely useless list of stockholders of record, and has demanded an inappropriately narrow confidentiality undertaking.

30.	Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiffs demand that the Court enter its Orders, Judgments and Decrees:

(a)	entering judgment in favor of Castlerigg and against Southern Union;
(b)	summarily ordering Southern Union to permit Castlerigg to inspect the stocklist materials sought and to make copies and extracts therefrom;
(c)

to the extent any of the stocklist materials sought are not actually in Southern Union’s possession, custody or control, but such materials can be obtained within a reasonable time, summarily ordering Southern Union to obtain such materials and to permit Castlerigg to inspect them and to make copies and extracts from them;

(d)

declaring and decreeing that, once Southern Union’s board of directors establishes a record date for its 2007 annual meeting of stockholders, Southern Union shall promptly permit Castlerigg to inspect the stocklist materials sought as they exist as of that date;

(e)	awarding Castlerigg its costs and expenses incurred in bringing and prosecuting this action, including its attorneys’ fees; and
(f)	awarding such other and further relief as may be just and equitable in the circumstances.
OF COUNSEL: Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

_______________________________

Gregory V. Varallo (#2242)

John D. Hendershot (#4178)

Ethan A. Shaner (#4650)

Richards, Layton & Finger, P.A.

One Rodney Square, P.O. Box 551

Wilmington, Delaware 19899

(302) 651-7700

Attorneys for Plaintiff

Dated: December 4, 2006